July 19, 2013	William M. Shields T +1 617 951 7821 F +1 617 235 0509 william.shields@ropesgray.com

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steinway Musical Instruments, Inc. (“Steinway”)
Schedule TO-C filed July 3, 2013
Schedule TO-C filed July 12, 2013
Schedule TO-T filed July 15, 2013
Filed by Kohlberg Investors VII, L.P. et al
File No. 005-46651

Dear Ms. Chalk:

On behalf of each of KSTW Acquisition, Inc., a Delaware corporation (“Purchaser”), KSTW Holdings, Inc., a Delaware corporation (“Parent”) and Kohlberg Investors VII, L.P., a Cayman Islands limited partnership (“Sponsor” and, together with Purchaser and Parent, the “Filing Persons”), we are writing in response to the comment letter, dated July 16, 2013 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Filing Persons’ above-referenced Schedule TO-T, filed with the Commission on July 15, 2013 (the “Schedule TO”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Filing Persons. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Offer to Purchase filed with the Commission on July 15, 2013 as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). Page numbers and other similar references used in the Staff’s comments and the Filing Persons’ responses below refer to the Offer to Purchase, unless otherwise noted.

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Response to Staff Comments

Schedule TO-T

1.	Identify the certain “affiliates” of Sponsor referenced on page 12 of the Offer to Purchase who control Parent and explain why they are not included as bidders on the Schedule TO.

Response:

The affiliates of Sponsor referenced on page 12 of the Offer to Purchase are Kohlberg Management VII, L.P. (“Kohlberg Management”) and Kohlberg & Company, L.L.C. (“K&C”). As described in Schedule I to the Offer to Purchase, Kohlberg Management is the general partner of Sponsor, and is principally engaged in the business of acting as the general partner of Sponsor and certain other affiliated funds. K&C is the management company of Sponsor and Sponsor’s affiliated funds, and is primarily engaged in the business of furnishing advice regarding the structure, negotiation and management of buyouts, corporate divestitures, recapitalizations and equity investments. The Filing Persons have carefully reviewed the definition of “bidder” in Rule 14d-1(g)(2) and the interpretation provided in Section II.D.2 of the November 14, 2000 Current Issues and Rulemaking Projects Outline (the “Outline”), and respectfully advise the Commission that they believe that neither Kohlberg Management nor K&C is a bidder for purposes of Regulation 14D and Section II.D.2 of the Outline. Rule 14d-1(g)(2) defines a “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made.” Neither Kohlberg Management nor K&C is making the Offer, and the Offer is not being made on their behalf. Instead, the Offer is being made by Purchaser. Neither Kohlberg Management nor K&C is a party to the Merger Agreement and K&C is not party to any other agreement in connection with the Transactions. Kohlberg Management is not party to any agreements in connection with the Transactions, except for the confidentiality agreements with each of Mr. Messina and Steinway discussed in comments 8 and 11, below.

The Filing Persons also carefully considered the guidance in the Outline, in which the Staff notes that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff will ordinarily not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” The Filing Persons note that Sponsor is such an established entity with substantive operations and assets apart from those related to the Offer and that the Offer to Purchase includes information with respect to Sponsor in the Schedule TO. Sponsor, as disclosed in the Offer to Purchase, is a private equity fund principally engaged in the business of making investments in securities (see Schedule I to the Offer to Purchase), and has aggregate committed capital of approximately $1.6 billion. Neither Kohlberg Management nor K&C has any obligation to provide or otherwise arrange for any financing in connection with the Offer. In addition, only Sponsor is obligated under the Equity Commitment Letter to provide equity financing to Purchaser to fund the Transactions, and Sponsor is the only party providing a limited guaranty in favor of Steinway in respect of certain of Parent’s obligations under the Merger Agreement.

For the foregoing reasons, the Filing Persons respectfully submit that neither Kohlberg Management nor K&C is a bidder pursuant to Rule 14d-1(g)(2) or according to the Commission’s interpretive guidance. To clarify that neither Kohlberg Management nor K&C is a bidder, we are

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amending the Schedule TO to remove the reference to “affiliates” such that the second sentence of the second paragraph under Section 8 — “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase will read in its entirety “Parent is controlled by Sponsor.” This amendment is consistent with our disclosures on the cover page and pages S-i and 1 of the Offer to Purchase.

2.	Sponsor is a limited partnership whose sole general partner is Kohlberg Management VII, L.P. Tell us why Kohlberg Management VII, L.P. should not be included as a bidder on the Schedule TO or revise to add that entity as a filer.

Response:

The Filing Persons respectfully request that you refer to their response to comment 1, above.

3.	If you add bidders in response to comments 1 and 2 above, revise the Offer to Purchase to include all of the information required by Schedule TO as to such new entities and their control persons.

Response:

The Filing Persons respectfully request that you refer to their responses to comments 1 and 2 above.

Exhibit (a)(1)(A) Offer to Purchase

Is your financial condition relevant to my decision to tender my Shares in the Offer? Page S-iii

4.	See comments 5 and 6 below. Because of the existence and structure of the Financing Proceeds Condition, we question whether the “safe harbor” in Instruction 2 to Item 10 of Schedule TO is available to you. Please advise or revise to provide the financial statements for bidders required by Item 10 of Schedule TO.

Response:

Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when: (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition and (c) either (1) the offeror is a public reporting company or (2) the offer is for all outstanding securities of the subject class. Here, the consideration in the Offer consists solely of cash and the offer is for all outstanding shares of Steinway’s common stock. In addition, the Financing Proceeds Condition in this case is more accurately characterized as a “funding” condition than a “financing” condition within the meaning of Instruction 2 to Item 10 of Schedule TO. The Filing Persons believe that the Staff has long recognized a distinction between legally binding commitment letters and non-binding financial

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arrangements. The Filing Persons’ tender offer for Steinway’s shares of common stock commenced with legally binding commitments in place to provide the funds necessary to purchase the shares of common stock tendered in the tender offer and to pay related fees and expenses. The cash to fund the Offer is committed and the sole purpose of the Financing Proceeds Condition is to ensure that the debt has been funded prior to the Offer Closing, and, as noted in the Filing Persons’ response to comment 13, this condition will be waived at least five business days prior to the Offer Closing, if it occurs. Therefore, the Filing Persons believe that the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO is available to them.

Even if the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO were not available, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Filing Persons do not believe that the financial statements of the Filing Persons are material to Steinway’s stockholders for the following reasons:

•

As disclosed in the Offer to Purchase, Parent and Purchaser are newly-formed entities formed solely for the purpose of facilitating the acquisition of Steinway, and have not engaged in any business except for activities related to their formation, the Offer, the Merger and arranging the related financing. The disclosure of financial statements for the Filing Persons would therefore not provide Steinway’s stockholders with any additional meaningful information.

•

The Filing Persons believe that the financial statements of Sponsor would not be material to a stockholder’s decision with respect to the Offer because Sponsor is a private equity fund engaged in the purchase, sale and ownership of private equity investments, and Sponsor has no business operations other than investing.

•

Further, Sponsor’s equity commitment is the only relevant asset in the context of the Schedule TO because Sponsor is not a party to the Merger Agreement and Sponsor has not agreed to contribute amounts to complete the Offer in excess of the equity commitment previously disclosed in the Schedule TO. Other assets that would be identified on a balance sheet of Sponsor are not relevant to a stockholder’s decision to sell, hold or tender shares of common stock in the Offer, since such assets would not be available to fund the payment of tendered shares of common stock in the Offer.

•

All of Steinway’s stockholders, whether or not such stockholders tender shares of common stock, will receive solely cash for such shares and not stock or other securities of Purchaser or its affiliates. As a result, information with respect to the financial condition and results of operations of the Filing Persons would not be meaningful to Steinway’s stockholders.

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What does the Steinway board of directors think of the Offer?, page S-vi

5.	You disclose that two directors, Mr. J.S. Kim and Mr. Dana Messina, did not participate in Steinway’s board of director’s recommendation of the offer “by virtue of their relationship with potential bidders for Steinway.” Describe this relationship here or in a separate section describing the interests of these directors in this transaction.

Response:

Mr. Kim is the Chairman of Samick Musical Instruments Co., Ltd. (“Samick”). As described in Steinway’s Schedule 14D-9, filed July 15, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”), Samick was and is a potential bidder for Steinway’s common stock. According to the Schedule 13D-A filed by Samick on July 11, 2015, Samick is the beneficial owner of approximately 32.2% of Steinway’s outstanding common stock. According to information the Filing Persons received from Steinway, Mr. Kim was excluded, from the time Samick informed Steinway that it might be interested in making a proposal to Steinway to acquire its outstanding common stock, from all of Steinway’s board of director discussions and decisions regarding considerations of a potential transaction with Samick and all other potential bidders.

The Filing Persons’ relationship with Mr. Messina is detailed in their responses to comments 8, 9, 10 and 11, below. According to information the Filing Persons received from Steinway, Mr. Messina was excluded, from the time Kohlberg Management first made a proposal to Steinway to acquire its outstanding common stock, from all of Steinway’s board of director discussions and decisions regarding considerations of a potential transaction with Parent, Purchaser and Sponsor and all other potential bidders.

6.	See our last comment above. While the Background section describes the role of Mr. Messina in the negotiations leading up to the offer, Mr. Kim is not mentioned. Please revise to explain his role and relationship with a competing bidder for Steinway.

Response:

The Filing Persons did not have any communications or contact with Mr. Kim. Mr. Kim is the Chairman of Samick. As described in Steinway’s Schedule 14D-9, Steinway excluded Mr. Kim from the bidding process due to his relationship with Samick.

Background of the Offer; Past Contacts or Negotiations with Steinway, page 17

7.	Describe the relationship between Kohlberg & Company, L.L.C. and the named bidders, including those you may add in response to our comments above. Tell us why Kohlberg & Company, L.L.C. has not been included as a bidder on the Schedule TO, or revise to add that entity.

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Response:

The Filing Persons respectfully request that you refer to their response to comment 1, above.

8.	It appears from the disclosure here that Mr. Dana Messina, a current director and former Chief Executive Officer of Steinway, initiated, structured and participated in negotiating this offer and has previously attempted to collaborate with other affiliates to purchase certain of the Company’s business units. Kohlberg Management’s proposal of April 30, 2013 noted that Mr. Messina was expected to become President and Chief Executive Officer of Steinway upon the closing of this acquisition and the proposal noted that it was made with Mr. Messina’s assistance. In addition, Mr. Messina provided information about Steinway to Kohlberg, subject to a confidentiality agreement reached on April 10, 2013. Given these facts, explain your statement on page 17 of the Offer to Purchase that “there were no agreements or arrangements with Mr. Messina regarding his potential participation with Kohlberg Management in the proposed acquisition of Steinway.”

Response:

The Filing Persons acknowledge the Commission’s inference that “it appears” Mr. Messina “initiated, structured and participated in negotiating this offer” and respectfully disagree and direct the Commission to their response to comment 10.

The confidentiality agreement between Mr. Messina and Kohlberg Management (the “Confidentiality Agreement”) is not an agreement regarding Mr. Messina’s potential participation with Kohlberg Management. It was entered into by Mr. Messina and Kohlberg Management to protect Steinway’s confidential information, including the fact that Steinway was pursuing strategic alternatives on a confidential basis. The Confidentiality Agreement does not address what role, if any, Mr. Messina will play in the surviving corporation.

Further, we have not reached any agreement or arrangement with Mr. Messina about his role in the surviving corporation and it remains an open question as to whether he would have any involvement with Steinway going forward. Kohlberg Management’s proposal on April 30, 2013 noted that Mr. Messina was expected to become President and Chief Executive Officer of Steinway upon the closing of the Transactions and that it was made with Mr. Messina’s assistance. Although Mr. Messina provided certain confidential information to the Filing Persons, as described in detail in the Filing Persons’ response to comment 11, below, he did not provide confidential information that was used to determine the Filing Persons’ final offer price.

9.	See our last comment above. Given Mr. Messina’s role in initiating, structuring and negotiating this transaction, it appears he should be included as a bidder on the Schedule TO. Please revise or advise. If you add Mr. Messina as a filer, revise to include all of the information required by the Schedule TO as to him individually and to include him as a signatory on the Schedule.

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Response:

While Mr. Messina provided information to the Filing Persons with respect to the existence of the review of strategic alternatives being pursued by Steinway, Mr. Messina did not initiate, structure, negotiate or enter into the agreements to give effect to the Transactions. Mr. Messina is not a party to the Merger Agreement, the Limited Guaranty or the Equity Commitment Letter. For these reasons and those indicated in the Filing Persons’ responses to comments 1 and 10 herein, the Filing Persons respectfully submit that Mr. Messina is not a bidder pursuant to Rule 14d-1(g)(2) or according to the Commission’s interpretive guidance.

10.	See our last two comments. Mr. Messina, a director and former Chief Executive Officer of Steinway, collaborated with the named bidders in this offer and is expected to become President and Chief Executive Officer of Steinway after the closing of the acquisition. Under these facts, explain why the offer is not subject to Rule 13e-3. Alternatively, file a Schedule 13E-3 and revise to provide and disseminate all of the disclosure required by that Schedule with respect to each named filing person. Note that we will likely have additional comments if this offer is subject to Rule 13e-3 and the disclosure requirements of Schedule 13E-3.

Response:

Mr. Messina was not an affiliate who “controlled” Steinway for Rule 13e-3 purposes:

The Filing Persons have carefully considered whether Mr. Messina is an affiliate engaged in the Transactions within the meaning of Rule 13e-3, and respectfully submit to the Commission that they believe that he is not. The Filing Persons’ conclusion is based on their view that Mr. Messina’s role as a director of Steinway and its former Chief Executive Officer (a position he last held on October 24, 2011) was not material to the negotiation of the Transactions. Among other things, the Filing Persons note that Steinway had a robust special committee consisting of disinterested directors (the “Special Committee”) in place to consider any potential strategic transaction. The Special Committee was represented by its own legal counsel and financial advisor, and actively asserted its authority in responding to Sponsor on behalf of Steinway throughout the course of the negotiations. In addition, from the time the Filing Persons informed Steinway that they may be interested in making a proposal to Steinway, Mr. Messina was excluded from the deliberations and voting of the Steinway board of directors, which is composed of a substantial majority of disinterested directors, with respect to the Transactions and all other potential transactions, including the decision of Steinway’s board of directors to recommend the Transactions to Steinway stockholders. Mr. Messina is not currently a member of Steinway’s management, and he has not been a member of Steinway’s management since October 24, 2011, before the Filing Persons began to engage with Steinway or Mr. Messina regarding any potential transaction. Mr. Messina has neither possessed nor exercised any “control” over Steinway for the purposes of Steinway’s negotiation and consideration of the Transactions.

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The Staff’s published interpretations do not require the Filing Persons or Mr. Messina to file a Schedule 13E-3:

The Filing Persons have carefully reviewed Compliance and Disclosure Interpretation 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions (“C&DI 201.05”), and respectfully submit to the Commission that they believe that the facts involving Mr. Messina are quite different from the typical scenario where an executive of a target company being acquired in a going-private transaction is deemed to be functionally also on the acquirer-side of the transaction for Schedule 13E-3 purposes because of his or her expectation of an equity interest or management control post-acquisition.

First, Mr. Messina is not and has not been a member of Steinway’s management during the course of the negotiations. His only position with Steinway is as a director and, as noted above, he was excluded from all discussions and decisions by Steinway’s board of directors, so he has not exercised any “control” over Steinway. Further, the Filing Persons believe that his status as the former Chief Executive Officer of Steinway should not impact the analysis of whether a Schedule 13E-3 is required because such status does not permit him to exercise any “control” for purposes of the definition of affiliate under Rule 13e-3(a)(1). Under these facts, the Filing Persons respectfully submit that Mr. Messina could not be considered to be an affiliate of Steinway under Rule 13e-3.

Second, although Sponsor’s discussions with Mr. Messina contributed to its decision to initiate a bid, Mr. Messina did not play any role in the negotiations between Sponsor and Steinway. As explained in the response to comment 11, below, Mr. Messina did not provide confidential non-public information to the Filing Persons which impacted the Filing Persons’ final bid. Further, Mr. Messina was not involved in determining the final offering price, nor was he involved in the negotiation of the Merger Agreement. Rather, the negotiations between the Filing Persons and the Special Committee were conducted on an arm’s-length basis, without the involvement of Mr. Messina. Mr. Messina was not “on both sides” of the transaction, according to C&DI 201.05 because Mr. Messina had only limited interactions with the Filing Persons and because he is not an affiliate of the Filing Persons under Rule 13e-3. Based on the foregoing, the Filing Persons respectfully submit that neither they nor Mr. Messina need to file a Schedule 13E-3.

11.	With respect to confidential information shared by Mr. Messina with the bidders in this offer, tell us why you have not disclosed such information in the Offer to Purchase. For example, were forecasts and non-public projections shared? If so, disclose them, along with a discussion of the underlying assumptions and limitations.

Response:

Mr. Messina did not provide any forecasts, non-public projections or other confidential information that had an impact on the Filing Persons’ final bid. On April 23, 2013, after having previously informed Kohlberg Management that Steinway was pursuing strategic alternatives, and

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pursuant to the Confidentiality Agreement, Mr. Messina provided Kohlberg Management with his view that he expected Steinway’s 2013 revenue and EBITDA to improve from 2012 levels and also shared Steinway’s expected revenue and EBITDA results for the fiscal quarter ended March 31, 2013. These first quarter results were consistent with the results Steinway later disclosed on May 8, 2013 for the fiscal quarter ended March 31, 2013. Mr. Messina did not share any additional material confidential information about Steinway with the Filing Persons during their communications with him. On April 30, 2013, Kohlberg Management submitted a non-binding indication of interest to acquire all outstanding shares of Steinway’s common stock for $29.00 per share in cash. On May 8, 2013, Steinway released its results for the fiscal quarter ended March 31, 2013, which, as noted, were consistent with the information Mr. Messina shared previously with the Filing Persons. On May 9, 2013, Kohlberg Management entered into a confidentiality agreement with Steinway and commenced due diligence on Steinway through Allen & Company, LLC. Based on the results of its subsequent due diligence on Steinway, on June 29, 2013, Kohlberg Management submitted a final definitive bid to acquire all outstanding shares of Steinway’s common stock to $35.00 per share in cash. The Filing Persons did not include this information in the Offer to Purchase because the information Mr. Messina disclosed to them was not material and did not have an impact on their final bid.

12.	Refer to the disclosure on page 18 to the effect that “[a]lthough it is possible that certain members of Steinway’s current management team will enter into arrangements with Parent or an affiliate of Parent regarding employment … with, and the right to purchase or participate in the equity of, Parent or an affiliate of Parent, as of the date hereof, there are no agreements between members of Steinway current management and representatives of Parent or Kohlberg. Please confirm your understanding of Compliance and Disclosure Interpretation 201.06 relating to Going Private Transactions, which provides that target management can be engaged in a Rule 13e-3 transaction despite the fact that the terms of their future equity participation have not finalized.

Response:

The Filing Persons have carefully considered Compliance and Disclosure Interpretation 201.06 relating to Going Private Transactions (“C&DI 201.06”), and confirm their understanding that target management can be engaged in a Rule 13e-3 transaction despite the fact that the terms of their future equity participation have not been finalized. In this case, however, there is no agreement or understanding that any member of the target management will receive equity in the surviving corporation. As instructed by Steinway’s Special Committee, the Filing Persons have not yet been in contact with members of the senior management to discuss post-Closing equity or employment arrangements. The Filing Persons respectfully submit that the facts involved in this case are substantially different than the facts presented in C&DI 201.06 because they have not had any communications with any member of senior management at this point in time. (As discussed above, the Filing Persons have had discussions with Mr. Messina, but he is not a member of management, we have not reached any agreement or arrangement with Mr. Messina about his role in the surviving corporation, and it remains an open question as to whether he would have any involvement with Steinway going forward.)

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Certain Conditions of the Offer, page 41

13.	We note that while the bidders have received equity and debt commitment in respect of funds sufficient to purchase all Shares that may be tendered into the offer, the offer is subject to the Financing Proceeds Conditions, as defined on page S-iv of the Offer to Purchase. Generally, when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO-T disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that at least five business days will remain in the offer following disclosure of the change or that the offer will be extended so that it is open for at least five business days thereafter. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response:

The Filing Persons acknowledge the Commission’s position that a tender offer must remain open for at least an additional five business days after a material change to the terms or conditions of a tender offer. As disclosed in the Offer to Purchase in Section 9 — “Source and Amount of Funds,” the Debt Commitment Letter, as now filed with the Commission, has limited conditionality, and such limited conditionality corresponds with the conditions to the Purchaser’s obligations under the Merger Agreement. The Filing Persons consider the Debt Commitment Letter to be enforceable by Parent in accordance with its terms against the Debt Commitment Parties, and consequently, if the conditions to the Purchaser’s obligations have been satisfied, the Filing Persons believe that the only circumstance under which the Debt Financing will not be obtained will be in the event of a breach by the Debt Commitment Parties.

In addition, as disclosed on page 16 of the Offer to Purchase, and in accordance with Section 6.12(f) of the Merger Agreement, Purchaser will use its reasonable best efforts to cause the lenders to fund the Debt Financing into escrow at least five business days prior to the end of the initial Offer period, or no later than August 14, 2013, with the release of such escrowed funds to be subject only to the satisfaction or waiver (if permitted) of the conditions set forth in the Merger Agreement. Upon the funding of the Debt Financing into escrow on or before August 14, 2013, the Financing Proceeds Condition will be deemed irrevocably waived by the Filing Persons in advance of the expiration date of the Offer, which is currently set for August 21, 2013. If the funding of the Debt Financing into escrow does not occur on or before August 14, 2013, the Filing Persons will extend the Offer on August 21, 2013 in accordance with the Merger Agreement. The Filing Persons intend to promptly file an amendment to the Schedule TO in accordance with Rule 14d-3(b)(1) and to disseminate the disclosure of the funding of the Debt Financing into escrow promptly following the receipt of the funds into escrow, and confirm that five business days will remain in the Offer following disclosure of such funding into escrow in a manner reasonably calculated to inform stockholders as required by Rule 14d-4(d).

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14.	We note that the Financing Proceeds Condition calls for the proceeds of the debt financing to be available “at the Offer Closing.” “Offer Closing” is defined in the Offer to Purchase as August 22, 2013 (or a later date if the offer is extended). August 22, 2013 is the day after the currently-scheduled expiration of the offer, which expiration date is currently set as August 21, 2013. All offer conditions other than those related to governmental approvals necessary to consummate the offer must be satisfied or waived on or before the expiration of the offer. Please revise this offer condition to comply with our position regarding the timing of the satisfaction or waiver of all offer conditions.

Response:

The Filing Persons acknowledge the Staff’s comment, but respectfully submit that the Filing Persons’ disclosures are accurate and do not require revision for the reasons described below.

As noted in the response to comment 13 above, Purchaser will use its reasonable best efforts to cause the lenders to fund the Debt Financing into escrow at least five business days prior to the end of the initial Offer period, or no later than August 14, 2013, with the release of such escrowed funds to be subject only to the satisfaction or waiver (if permitted) of the conditions set forth in the Merger Agreement. Upon the funding of the Debt Financing into escrow on or before August 14, 2013, the Financing Proceeds Condition will be deemed irrevocably waived by the Filing Persons in advance of the expiration date of the Offer, currently set for August 21, 2013.

As also noted in the response to comment 13 above, if the funding of the Debt Financing into escrow does not occur on or before August 14, 2013, the Filing Persons will extend the Offer on August 21, 2013 in accordance with the Merger Agreement. As such, the Filing Persons respectfully submit to the Commission that the Financing Proceeds condition complies with the Staff’s position regarding the timing of the satisfaction or waiver of all conditions.

* * *

Please be advised that, in connection with the Comment Letter and the Filing Persons’ responses thereto, the Filing Persons hereby acknowledge the Staff’s position that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Filing Persons may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (617) 951-7821.

Sincerely,

/s/ William M. Shields
William M. Shields